FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                  -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                  -----    -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on February 15, 2006, announcing fourth quarter and year 2005 results, the declaration of a cash dividend for the fourth quarter of 2005 and a conference call and webcast to discuss financial results.

EXHIBIT 1
---------
                                        Corporate Contact:
                                        Ioannis Zafirakis
                                        Director and Vice-President
                                        Telephone: + 30-210-9470100
                                        Email: izafirakis@dianashippinginc.com
For Immediate Release
---------------------
                                        Investor and Media Relations:
                                        Edward Nebb
                                        Euro RSCG Magnet
                                        Telephone: + 1-212-367-6848
                                        Email: ed.nebb@eurorscg.com


                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
           FOR THE YEAR AND THE FOURTH QUARTER ENDED DECEMBER 31, 2005

        DECLARES CASH DIVIDEND OF $0.40 PER SHARE FOR THE FOURTH QUARTER

            CONFERENCE CALL AND WEBCAST TO BE HELD FEBRUARY 17, 2006


ATHENS, GREECE, February 15, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $65.0 million for the year ended December 31, 2005, representing an increase of $4.9 million compared to $60.1 million for 2004. Voyage and time charter revenues were $103.1 million for the year ended December 31, 2005, compared to $63.8 million for 2004.

For the fourth quarter of 2005, net income was $13.9 million compared to net income of $31.6 million reported in the same period of 2004. For the fourth quarter of 2005, voyage and time charter revenues increased by $5.5 million to $24.0 million compared to $18.5 million reported in the same period of 2004.

During the fourth quarter of 2004, the Company recorded a gain on the sale of one of its vessels of approximately $20.0 million, which is included in the net income of both the fourth quarter of 2004 and the year ended December 31, 2004.

Dividend declaration.

The Company has declared a cash dividend on its common stock of $0.40 per share, based on the Company's results from operations during the quarter ended December 31, 2005. The cash dividend will be payable on or about March 9, 2006 to all shareholders of record as of February 28, 2006. The Company has 45 million shares of common stock outstanding.

During the year ended December 31, 2005, there were 9.6 vessels on average operating in the Company's fleet, as compared with 6.3 vessels during 2004.

Fleet Employment Profile
Currently Diana's fleet is employed as follows:

                      Sister
  Name                ships(3)      Year Built       Age (6)          DWT              Employment (1)           Expiration(2)
------------------    ---------    --------------    --------    ---------------    ----------------------    -----------------
Nirefs                   A             2001            4.9           75,311              $ 18,250(4)            Mar 04, 2006
Alcyon                   A             2001            4.9           75,247               $ 22,582              Oct 15, 2007
Triton                   A             2001            4.8           75,336               $ 11,250              Feb 21, 2006
Oceanis                  A             2001            4.6           75,211               $ 18,000              Mar 04, 2006
Dione                    A             2001            5.0           75,172               $ 18,250              Mar 10, 2006
Danae                    A             2001            5.0           75,106               $ 30,000              Jan 13, 2007
Protefs                  B             2004            1.3           73,630            4TCs Average(5)          Jan 04, 2007
Calipso                  B             2005            0.9           73,691            4TCs Average(5)          Dec 21, 2007
Clio                     B             2005            0.6           73,691         4TCs Average +$850(5)       Jan 02, 2007
Thetis                   B             2004            1.4           73,583               $ 25,000              Jul 19, 2007
Erato                    C             2004            1.4           74,444               $ 21,000              Oct 22, 2006
Coronis                  C             2006            0.0           74,381               $ 21,000              Dec 27, 2006
Pantelis SP              -             1999            6.9          169,883               $ 47,500              Jan 25, 2008
                                                                 ---------------
                                                      Total:      1,064,686

(1)  Gross Time Charter Rate per day.
(2)  Estimated dates assuming earliest redelivery by charterers.
(3) Each vessel is a sister ship of the other vessels that have the same letter.
(4) Plus an additional one-time payment of $365,000 over the duration of the charter.
(5) Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.
(6)  As of December 31, 2005.

Summary of Selected Financials & Other Data

                                                                Three Months Ended                          Year Ended
                                                                   December 31,                            December 31,
                                                         ---------------------------------      ---------------------------------
                                                             2005               2004                2005               2004
                                                         --------------     --------------      --------------     --------------
                                                         (unaudited)         (unaudited)         (unaudited)         (unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
     Voyage and time charter revenues..............           $ 24,005           $ 18,452           $ 103,104          $  63,839
     Voyage expenses...............................              1,291              1,243               6,480              4,330
     Vessel operating expenses.....................              4,287              2,747              14,955              9,514
     Net income ...................................             13,875             31,570              64,990             60,083
FLEET DATA
     Average number of vessels.....................               10.8                7.0                 9.6                6.3
     Number of vessels.............................               12.0                7.0                12.0                7.0
     Weighted average age of fleet (in years)......                3.8                3.4                 3.8                3.4
     Ownership days................................                995                644               3,510              2,319
     Available days................................                984                644               3,471              2,319
     Operating days................................                980                644               3,460              2,315
     Fleet utilization.............................              99.6%             100.0%               99.7%              99.8%
AVERAGE DAILY RESULTS
     Time charter equivalent (TCE) rate (1)........           $ 23,083           $ 26,722           $  27,838          $  25,661
     Daily vessel operating expenses (2)...........           $  4,309           $  4,266           $   4,261          $   4,103

(1) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
---------------------------------------
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast at 9:00 A.M. (Eastern Time) on Friday, February 17, 2006, to discuss these financial results. Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-877-692-2086 (for U.S.-based callers) or 1-973-935-8599 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 7005586.

About the Company
-----------------
Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)

                               DIANA SHIPPING INC.
                        CONSOLIDATED STATEMENTS OF INCOME
  Expressed in thousands of U.S. Dollars, except share, per day and fleet data

                                                              Three Months Ended                           Year Ended
                                                                 December 31,                             December 31,
                                                           2005                2004                 2005                2004
                                                      ---------------     ---------------      ---------------     ---------------
                                                       (unaudited)         (unaudited)          (unaudited)
REVENUES:
 Voyage and time charter revenues ..............        $     24,005        $     18,452         $    103,104        $     63,839
 EXPENSES:
     Voyage expenses ...........................               1,291               1,243                6,480               4,330
     Vessel operating expenses .................               4,287               2,747               14,955               9,514
     Depreciation and amortization of
          deferred charges .....................               2,976               1,421                9,943               5,087
     Management fees ...........................                 486                 287                1,731                 947
     Executive management services and rent ....                  38                 382                  455               1,528
     General and administrative expenses .......                 841                  89                2,871                 300
     Foreign currency losses (gains) ...........                 (1)                   1                 (30)                   3
                                                      ---------------     ---------------      ---------------     ---------------
     Operating income ..........................              14,087              12,282               66,699              42,130
                                                      ---------------     ---------------      ---------------     ---------------

 OTHER INCOME (EXPENSES):
     Interest and finance costs ................               (569)               (757)              (2,731)             (2,165)
     Interest Income ...........................                 357                  63                1,022                 136
     Gain on sale of vessel ....................                   -              19,982                    -              19,982
                                                      ---------------     ---------------      ---------------     ---------------

     Total other income (expenses), net ........               (212)              19,288              (1,709)              17,953
                                                      ---------------     ---------------      ---------------     ---------------

 Net Income.....................................        $     13,875        $     31,570         $     64,990        $     60,083
                                                      ===============     ===============      ===============     ===============

Earnings per common share, basic and diluted ...        $       0.34        $       1.14         $       1.72        $       2.17
                                                      ===============     ===============      ===============     ===============

Weighted average number of common shares,
basic and diluted...............................          41,358,696          27,625,000           37,765,753          27,625,000
                                                      ===============     ===============      ===============     ===============


BALANCE SHEET DATA

                                                                     Year Ended
                                                                    December 31,
                                                              2005                2004
                                                         ---------------     ---------------
                                                         (unaudited)
ASSETS
------
 Cash and cash equivalents .........................             21,230               1,758
 Other current assets...............................              5,367               1,791
 Advances for vessels under construction and
      acquisitions and other vessel costs...........              4,221              19,234
 Vessels' net book value ...........................            307,305             132,853
 Other non-current assets...........................              3,826                   -
                                                         ---------------     ---------------
     Total assets ..................................       $    341,949             155,636
                                                         ===============     ===============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities, including current
     portion of long term debt......................              4,667              11,344
Long-term debt, net of current portion .............             12,859              85,168
Other non-current liabilities.......................                265                  72
Total stockholders' equity..........................            324,158              59,052
                                                         ---------------     ---------------
     Total liabilities and stockholders' equity ....       $    341,949             155,636
                                                         ===============     ===============



OTHER FINANCIAL DATA

                                                           Three Months Ended                         Year Ended
                                                              December 31,                           December 31,
                                                    --------------------------------      -------------------------------
                                                        2005               2004               2005               2004
                                                    -------------     --------------      -------------     -------------
                                                     (unaudited)        (unaudited)        (unaudited)
Net cash from operating activities...............       $ 11,592           $ 14,319          $  69,256        $  47,379
Net cash from / (used in) investing activities...        (77,754)            13,961           (169,241)         (11,778)
Net cash from / (used in) financing activities...         57,408            (35,183)           119,457          (41,284)



                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DIANA SHIPPING INC.
                                                    (registrant)


Dated:  February 15, 2006                       By:  /s/ Anastassis Margaronis
                                                     --------------------------
                                                     Anastassis Margaronis
                                                     President



SK 23159.0002 644593